AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2012

925 West Georgia Street, Suite 1805, Vancouver, B.C. Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873 | Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the financial statements.

“Keith Neumeyer”	“Raymond Polman”

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 25, 2013	February 25, 2013

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the accompanying consolidated financial statements of First Majestic Silver Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, and the consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of First Majestic Silver Corp. and subsidiaries as at December 31, 2012 and December 31, 2011 and their financial performance and cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants
February 25, 2013
Vancouver, Canada

Report of Independent Registered Chartered Accountants

To the Board of Directors and Shareholders of First Majestic Silver Corp.

We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2012, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Silvermex Resources Inc., which was acquired on July 3, 2012, whose financial statements constitute 23% and 21% of net and total assets, respectively, 2% of revenues and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2012. Accordingly, our audit did not include the internal control over financial reporting at Silvermex Resources Inc. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2012 of the Company and our report dated February 25, 2013 expressed an unqualified opinion on those consolidated financial statements.

Independent Registered Chartered Accountants
February 25, 2013
Vancouver, Canada

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share and per share amounts)

		Year Ended December 31,
	Note	2012	2011

Revenues	6	$247,177	$245,514

Cost of sales		79,747	66,787
Gross margin		167,430	178,727

Depletion, depreciation and amortization		25,405	15,440

Mine operating earnings		142,025	163,287

General and administrative expense	7	21,774	16,452
Share-based payments		10,646	5,948
Acquisition costs	30	2,740	-
Accretion of decommissioning liabilities	20	472	435
Foreign exchange (gain) loss		(174)	622

Operating earnings		106,567	139,830

Investment and other income (loss)	8	6,715	(1,030)
Finance costs		(2,293)	(1,263)

Earnings before income taxes		110,989	137,537

Income taxes
Current income tax expense	21	4,429	10,920
Deferred income tax expense	21	17,662	23,043
		22,091	33,963
Net earnings for the year		$88,898	$103,574

Earnings per common share
Basic		$0.80	$1.00
Diluted		$0.79	$0.96

Weighted average shares outstanding
Basic	9	110,775,284	103,276,935
Diluted	9	112,859,088	107,368,050

APPROVED BY THE BOARD OF DIRECTORS

Keith Neumeyer (signed)	Director	Douglas Penrose (signed)	Director

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars)

	Year Ended December 31,
	2012	2011

Net earnings for the year	$88,898	$103,574

Other comprehensive income (loss)

Available for sale investments:
Unrealized (loss) gain on fair value of investments	(3,212)	1,109
Currency translation gain (loss)	369	(1,298)

Other comprehensive loss	(2,843)	(189)

Total comprehensive income for the year	$86,055	$103,385

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS
AS AT DECEMBER 31, 2012 AND DECEMBER 31, 2011
(tabular amounts are expressed in thousands of United States dollars)

		Year Ended December 31,
	Note	2012	2011

OPERATING ACTIVITIES
Net earnings for the year		$88,898	$103,574
Adjustments for:
Share-based payments		10,646	5,948
Depletion, depreciation and amortization		25,980	15,735
Accretion of decommissioning liabilities	20	472	435
(Gain) loss from silver futures and FVTPL marketable securities	8	(6,216)	1,671
Acquisition costs	30	2,740	-
Income tax expense		22,091	33,963
Finance costs		2,293	1,263
Unrealized foreign exchange loss and other		(128)	(2,373)
Operating cash flows before movements in working capital and income taxes		146,776	160,216
Net change in non-cash working capital items	27	1,274	(13,703)
Income taxes paid		(11,891)	(18,984)
Cash generated by operating activities		136,159	127,529

INVESTING ACTIVITIES
Expenditures on mining interests		(99,300)	(44,296)
Acquisition of property, plant and equipment		(75,834)	(51,630)
Increase in deposits on long-term assets		(7,525)	(10,504)
Realized gain on silver futures		6,172	2,385
Acquisition of Silvermex, net of cash paid	30	8,614	-
Proceeds from disposal of marketable securities		5,244	-
Investment in marketable securities		(10,349)	-
Cash used in investing activities		(172,978)	(104,045)

FINANCING ACTIVITIES
Proceeds from exercise of stock options and share warrants		10,609	28,371
Proceeds from debt facilities, net of repayments		48,716	784
Proceeds from lease financing		5,528	2,474
Payment of lease obligations		(6,716)	(2,865)
Finance costs paid		(1,812)	(1,263)
Payment of other long-term liabilities		-	(583)
Cash generated by financing activities		56,325	26,918

Effect of exchange rate on cash held in foreign currencies		901	(381)
Increase in cash and cash equivalents		19,506	50,402
Cash and cash equivalents, beginning of year		91,184	41,163
Cash and cash equivalents, end of year		$111,591	$91,184

Cash		$108,419	$91,184
Restricted cash	29	3,172	-
Cash and cash equivalents, end of year		$111,591	$91,184

Supplemental cash flow information	27

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2012 AND DECEMBER 31, 2011
(tabular amounts are expressed in thousands of United States dollars)

	Note	December 31, 2012	December 31, 2011
Assets

Current assets
Cash and cash equivalents	29	$111,591	$91,184
Trade and other receivables	10	19,598	15,593
Income taxes receivable	21	8,664	9,734
Inventories	11	23,641	14,661
Other financial assets	12	7,237	4,865
Prepaid expenses and other	13	2,186	1,535

Total current assets		172,917	137,572

Non-current assets
Mining interests	14	372,941	157,865
Property, plant and equipment	15	220,212	129,040
Goodwill	30	24,591	-
Deferred tax assets	21	12,619	8,331
Deposits on long-term assets	16	9,751	10,504

Total assets		$813,031	$443,312

Liabilities and Equity

Current liabilities
Trade and other payables	17	$37,398	$22,433
Current portion of lease obligations	18	8,793	4,269
Current portion of debt and prepayment facility	19	6,662	784
Income taxes payable	21	4,377	-
Other financial liabilities		-	383
Total current liabilities		57,230	27,869

Non-current liabilities
Lease obligations	18	14,185	9,825
Prepayment facility	19	44,241	-
Decommissioning liabilities	20	9,691	6,123
Deferred tax liabilities	21	94,159	48,897

Total liabilities		219,506	92,714

Shareholders' equity
Share capital	22 (a)	423,958	273,304
Equity reserves	23	31,219	27,844
Retained earnings		138,348	49,450

Total equity		593,525	350,598

Total liabilities and equity		$813,031	$443,312

Contingent liabilities (Note 29)
Subsequent events (Note 31)

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
(tabular amounts are expressed in thousands of United States dollars, except share amounts)

	Share Capital		Equity Reserves
							Retained
				Available for	Foreign		earnings
			Share-based	sale	currency	Total equity	(Accumulated
	Shares	Amount	payment	revaluation	translation	reserves	deficit)	Total equity

Balance at December 31, 2010	97,560,417	$239,770	$25,170	$18	$621	$25,809	$(54,124)	$211,455
Net earnings	-	-	-	-	-	-	103,574	103,574
Other comprehensive income (loss)	-	-	-	1,109	(1,298)	(189)	-	(189)
Share-based payment, net of related tax benefits (Note 23)	-	-	7,387	-	-	7,387	-	7,387
Shares issued for:
Exercise of options	2,449,750	10,428	-	-	-	-	-	10,428
Exercise of warrants	5,118,093	17,943	-	-	-	-	-	17,943
Conversion of shares to be issued (Note 22(d))	7,112	-	-	-	-	-	-	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163	(5,163)	-	-	(5,163)	-	-
Balance at December 31, 2011	105,135,372	$273,304	$27,394	$1,127	$(677)	$27,844	$49,450	$350,598

Net earnings	-	-	-	-	-	-	88,898	88,898
Other comprehensive (loss) income	-	-	-	(3,212)	369	(2,843)	-	(2,843)
Share-based payment, net of related tax benefits (Note 23)	-	-	9,525	-	-	9,525	-	9,525
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 30)	9,451,641	136,317	-	-	-	-	-	136,317
Exercise of options	2,174,250	10,609	-	-	-	-	-	10,609
Conversion of shares to be issued (Note 22(d))	250	-	-	-	-	-	-	-
Returned to treasury (Note 22(e))	(4,673)	(16)	-	-	-	-	-	(16)
Share warrants issued (Note 22(c))	-	-	646	-	-	646	-	646
Expiry of shares to be issued (Note 22(d))	-	(209)	-	-	-	-	-	(209)
Transfer of equity reserve upon exercise of options	-	3,953	(3,953)	-	-	(3,953)	-	-
Balance at December 31, 2012	116,756,840	$423,958	$33,612	$(2,085)	$(308)	$31,219	$138,348	$593,525

The accompanying notes are an integral part of the consolidated financial statements

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

1.	NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia. The Company is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico. The Company’s shares trade on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR”, and on the Frankfurt Stock Exchange under the symbol “FMV”.

The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1805, Vancouver, British Columbia, Canada, V6C 3L2.

2.	BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with and in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the years ended December 31, 2012 and 2011.

Statement of Consolidation and Presentation

These consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments, marketable securities and the prepayment facility. All dollar amounts presented are in United States dollars unless otherwise specified. The accounting policies in Note 3 of the consolidated financial statements have been applied in preparing these consolidated financial statements.

These consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries (see Note 25). First Silver underwent a wind- up and distribution of its assets and liabilities to the Company in December 2007 but First Silver has not been dissolved for legal purposes pending the outcome of litigation. Intercompany balances, transactions, income and expenses are eliminated on consolidation.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed, and equity instruments issued by the Company in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately.

Goodwill may also arise as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Notes Page 1

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Goodwill

Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit and loss in the consolidated statement of income. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Foreign currency translation

The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates. The functional currency of the Company’s head office is the Canadian dollar and the functional currency for all of the other entities is the U.S. dollar.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the initial transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non- monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statement of income in the period in which they arise.

Revenue recognition

Revenue is recognized upon delivery when the following conditions are met:

• control, title and risk of ownership of products passes to the buyer;
• the amount of revenue and costs related to the transaction can be measured reliably;
• it is probable that the economic benefits associated with the transaction will flow to the Company; and
• when collection is reasonably assured.

This occurs when title and insurance risk have passed to the customer and when the goods have been delivered to a contractually agreed location. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets.

Revenue from the sale of metal doré or concentrate is recorded net of charges for treatment, refining and smelting. Revenue from the sale of material by-products is included within revenue.

Revenue from the sale of coins, ingots and bullion is recorded when the product has been shipped and funds have been received. When cash has been received from customers prior to shipping of the related silver coins, ingots and bullion, the amounts are recorded as unearned revenue until the products are shipped.

Notes Page 2

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Revenue recognition (continued)

Metals in doré sold to third parties are priced on delivery. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold to third-party smelters are provisionally priced and the price is not settled until a predetermined future date, typically one to four months after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of the Company’s concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues and trade receivables. Adjustments to revenue for metal prices are recorded monthly and other adjustments related to the final settlement of weights and assays are recorded on final settlement.

Inventories

Stockpiled ore, work in process and finished goods inventories are valued at the lower of average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, in-circuit inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and evaluation expenditures

Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:

	•	acquiring the rights to explore;
	•	researching and analyzing historical exploration data;
	•	gathering exploration data through topographical, geochemical and geophysical studies;
	•	exploratory drilling, trenching and sampling;
	•	determining and examining the volume and grade of the resource;
	•	surveying transportation and infrastructure requirements; and
	•	compiling pre-feasibility and feasibility studies.

Notes Page 3

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Exploration and evaluation expenditures (continued)

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as a component of mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

Exploration and evaluation expenditures are transferred to producing mining interests when the technical and commercial viability of a mineral resource has been demonstrated and a development decision has been made.

Mining interests

Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

The acquisition, development and deferred exploration costs are depleted on a units-of-production basis over the estimated economic life of the ore body following commencement of commercial production. The commencement of commercial production is deemed to occur on a determination made by management with reference to factors such as the asset’s ability to operate at its designed capacity over a pre-determined reasonable period of time, and all necessary permits have been obtained. However, the production phase does not commence with the removal of de minimis saleable mineral materials that occur in conjunction with the removal of overburden or waste material for the purpose of obtaining access to an ore body.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, and commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Construction in progress is recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Notes Page 4

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Property, plant and equipment

Depreciation for machinery and equipment is calculated on a straight-line basis over the lesser of the useful life of the equipment or the life of mine, when it becomes available for use. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Finance leases

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

Stripping costs

Stripping costs incurred prior to the production stage of a mining property (pre-stripping costs) are capitalized and included in the carrying amount of the related mining property. During the production phase of a mine, stripping costs incurred to provide access to reserves and resources that will be produced in future periods that would not have otherwise been accessible are capitalized and included in the carrying amount of the related mining property. Capitalized stripping costs are depleted on a units-of-production basis over the estimated economic life of the ore body that directly benefit from the stripping activities. Costs for regular waste removal that do not give rise to future economic benefits are included in mine operating costs in the period they are incurred.

Impairment of tangible assets

At each statement of financial position date, the Company reviews the carrying amounts of its tangible assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash flows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs. For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of income. Recoverable amount is the higher of fair value less costs to sell and value in use.

Notes Page 5

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of tangible assets (continued)

Fair value is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. Fair value for mining interests is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion projects, and its eventual disposal, using assumptions that an independent market participant may take into account. These cash flows are discounted by an appropriate discount rate to arrive at a net present value of the asset. Value in use is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. Value in use is determined by applying assumptions specific to the Company’s continued use and does not take into account future development. These assumptions are different to those used in calculating fair value and consequently are likely to provide a different result, usually lower.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the amount not been impaired. A reversal of an impairment loss is recognized as a gain in the income statement.

Share-based payment transactions

Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of share-based payment transactions (“share-based payments”).

Equity instruments issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”).

In situations where equity instruments are issued to non-employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share-based payment.

No expense is recognized for awards that do not ultimately vest. The dilutive effect of outstanding options is reflected as additional dilution in the computation of diluted earnings per share.

Taxation

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity. Current tax or deferred tax from the initial accounting for a business combination is included in the accounting for the business combination.

Current income taxes

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Notes Page 6

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued) Taxation (continued)

Deferred income taxes

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings. Deferred tax assets and liabilities are not recognized if the temporary difference arises in a transaction other than a business combination that at the time of the transaction affects neither the taxable nor the accounting earnings or loss. Deferred tax is determined using tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable earnings will be available to utilize against those deductible temporary differences.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Earnings per share

Basic earnings per share for the period is calculated by dividing the earnings attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Financial assets

All financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held to maturity, available for sale, loans and receivables, or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables and held to maturity are measured at amortized cost using the effective interest method less any allowance for impairment. The effective interest method is a method of calculating the amortized cost of a financial asset and of allocating interest income over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial asset, or, where appropriate, a shorter period.

Notes Page 7

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial assets (continued)

Financial assets classified as available for sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary due to a significant or prolonged decline in the fair value of that investment below its cost.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through profit and loss.

Transactions costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities and equity instruments

All financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability, or, where appropriate, a shorter period.

Financial liabilities classified as FVTPL include financial liabilities held for trading and financial liabilities designated upon initial recognition as FVTPL. Derivatives, including separated embedded derivatives, are also classified as held for trading unless they are designated as effective hedging instruments. Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. Transaction costs on financial liabilities classified as FVTPL are expensed as incurred. At the end of each reporting period subsequent to initial recognition, financial liabilities at FVTPL are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position include cash on hand and held at banks and short- term investments with an original maturity of three months or less, which are readily convertible into a known amount of cash.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as accretion expense or finance costs.

Notes Page 8

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amount, events or actions, actual results may differ from these estimates.

Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Commencement of commercial production and production levels intended by management

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the costs of related mining properties and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached. Management considers several factors, including production capacity, recoveries and number of uninterrupted production days, in determining when a mining property has reached the commercial production levels intended by management. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management’s determination that the cyanidation and flotation plant at the La Parrilla mine were commissioned on March 1, 2012 and October 1, 2011, respectively.

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Impairment of property, plant and equipment and mining interests

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

Notes Page 9

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Impairment of property, plant and equipment and mining interests (continued)

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future pre-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non- expansionary capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s property, plant and equipment and/or mining interests.

Depreciation and amortization rate for property, plant and equipment and depletion rate for mining interests

Depletion, depreciation and amortization expenses are allocated based on assumed asset lives. Should the asset life, depletion rates or depreciation rates differ from the initial estimate, an adjustment would be made in the consolidated statements of income.

Estimated reclamation and closure costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

Mineral reserve estimates

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43- 101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgements used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

Inventory valuation

Finished goods, work-in-process and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of silver contained in the stockpile ore, assumptions of the amount of silver that is expected to be recovered from the stockpile, the amount of silver in the mill circuits and assumption of the silver price expected to be realized when the silver is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

Notes Page 10

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Significant accounting estimates and judgments (continued)

Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

4.	RECENT ACCOUNTING PRONOUNCEMENTS Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39, and is effective for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as FVTPL, financial guarantees and certain other exceptions. The IASB has issued exposure drafts addressing impairment of financial instruments, hedge accounting and the offsetting of financial assets and liabilities. The Company will evaluate the impact the final standard will have on its consolidated financial statements when issued.

Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 - Consolidated Financial Statements (“IFRS 10”) and IFRS 12 - Disclosure of Interests in Other Entities (“IFRS 12”). IFRS 10 establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities. This IFRS defines the principle of control and establishes control as the basis for determining which entities are consolidated in an entity’s consolidated financial statements. IFRS 12 outlines the disclosure requirements for interests in subsidiaries and other entities to enable users to evaluate the risks associated with interests in other entities and the effects of those interests on an entity’s financial position, financial performance and cash flows. IFRS 10 and IFRS 12 supersede IAS 27, Consolidated and Separate Financial Statements and SIC-12, Consolidation – Special Purpose Entities.

Notes Page 11

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued) Consolidated Financial Statements (continued)

IFRS 10 and IFRS 12 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted if adopted along with IFRS 11, IFRS 12, IAS 27 (revised) and IAS 28 (revised). The Company is evaluating the impact of these new standards on its consolidated financial statements.

Joint Arrangements

In May 2011, the IASB issued IFRS 11 - Joint Arrangements (“IFRS 11”), which provides guidance on accounting for joint arrangements. If an arrangement has joint control, IFRS 11 classifies joint arrangements as either joint operations or joint ventures, depending on the rights and obligations of the parties involved. A joint operation is an arrangement where the jointly controlling parties have rights to the assets and obligations in respect of the liabilities relating to the arrangement. An entity accounts for a joint operation by recognizing its portion of the assets, liabilities, revenues and expenses. A joint venture is an arrangement where the jointly controlling parties have rights to the net assets of the arrangement. A joint venture is accounted for using the equity method and proportionate consolidation is no longer permitted.

This standard is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company does not anticipate these new standards to have a significant impact on its consolidated financial statements.

Fair Value Measurement

In May 2011, the IASB issued IFRS 13 - Fair Value Measurement (“IFRS 13”). This standard defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. IFRS 13 sets out a single IFRS framework for measuring fair value and outlines disclosure requirements about fair value measurements. IFRS 13 does not determine when an asset, a liability or an entity’s own equity instrument is measured at fair value. Rather, the measurement and disclosure requirements of IFRS 13 apply when another IFRS requires or permits the item to be measured at fair value.

IFRS 13 is effective for annual periods on or after January 1, 2013, with earlier application permitted. This IFRS is to be applied prospectively as of the beginning of the annual period in which it is initially applied and the disclosure requirements do not need to be applied in comparative periods before initial application. The Company is currently assessing the impact of this standard on its financial statements.

Items of Other Comprehensive Income

In June 2011, the IASB issued an amendment to IAS 1 – Presentation of Items of Other Comprehensive Income (“amendments to IAS1”). The amendments to IAS1 are the result of a joint project with the US Financial Accounting Standards Board and provide guidance on presentation of items contained in other comprehensive income (“OCI”) and their classification within OCI. The amendments to IAS1 require items of OCI, along with their tax effects, to be grouped into those that will and will not subsequently be reclassified to profit or loss. The measurement and recognition of items of profit or loss and OCI are not affected by the amendments.

This amendment is effective for annual periods beginning on or after July 1, 2012 with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

Notes Page 12

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

5.	SEGMENTED INFORMATION

The Company has eight reporting segments, including four operating segments located in Mexico, two development projects in Mexico, one retail market segment in Canada and one silver trading segment in Europe. All of the Company’s operations are within the mining industry and its major products are silver doré and silver-lead concentrate. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices and inventory is costed on a first-in first-out basis.

A reporting segment is defined as a component of the Company that:

	•	engages in business activities from which it may earn revenues and incur expenses;
	•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and
	•	for which discrete financial information is available.

Management evaluates reporting segment performance based on mine operating earnings as other expenses are not allocated to the segments or used to evaluate performance. Significant information relating to the Company’s reporting segments is summarized in the table below:

	Year Ended December 31, 2012					At December 31, 2012
			Depletion,	Mine
			depreciation	operating
			and	earnings	Capital	Total	Total
	Revenue	Cost of sales	amortization	(loss)	expenditures	assets	liabilities
Mexico
San Martin	$22,289	$12,401	$3,943	$5,945	$19,120	$83,652	$19,214
La Parrilla	82,596	35,836	10,442	36,318	60,800	175,410	42,546
La Encantada	89,974	35,088	9,629	45,257	33,282	136,510	27,736
La Guitarra	5,291	5,375	1,389	(1,473)	7,691	172,472	35,940
Del Toro	-	-	-	-	74,229	122,152	22,764
La Luz	-	-	-	-	3,287	27,031	338
Canada
Coins and Bullion Sales	3,858	3,677	-	181	108	535	122
Europe
Silver Sales	190,683	138,178	1	52,504	-	53,225	4,608
Corporate and Eliminations	(147,514)	(150,808)	1	3,293	4,527	42,044	66,238
Consolidated	$247,177	$79,747	$25,405	$142,025	$203,044	$813,031	$219,506

	Year Ended December 31, 2011					At December 31, 2011
			Depletion,	Mine
			depreciation	operating
			and	earnings	Capital	Total	Total
	Revenue	Cost of sales	amortization	(loss)	expenditures	assets	liabilities
Mexico
San Martin	$35,191	$12,641	$2,631	$19,919	$14,794	$69,288	$19,734
La Parrilla	58,344	16,021	4,492	37,831	55,951	116,651	13,358
La Encantada	136,347	36,117	8,317	91,913	24,311	127,491	21,929
La Guitarra	-	-	-	-	-	-	-
Del Toro	-	-	-	-	15,533	31,795	1,685
La Luz	-	-	-	-	2,539	23,313	659
Canada
Coins and Bullion Sales	28,592	26,520	-	2,072	-	728	139
Europe
Silver Sales	45,059	31,826	-	13,233	-	30,483	4,484
Corporate and Eliminations	(58,019)	(56,338)	-	(1,681)	785	43,563	30,726
Consolidated	$245,514	$66,787	$15,440	$163,287	$113,913	$443,312	$92,714

Notes Page 13

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

6.	REVENUES

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Gross revenue from payable ounces of silver equivalents	$264,992	$253,233
Less: refining & smelting costs	(17,815)	(7,719)
Revenues	$247,177	$245,514

7.	GENERAL AND ADMINISTRATIVE EXPENSES

The general and administrative expenses for the Company are comprised of the following:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Corporate administration	$7,114	$4,728
Salaries and benefits	8,267	7,363
Audit, legal and professional fees	4,637	3,192
Filing and listing fees	523	527
Directors fees and expenses	658	347
Depreciation	575	295
	$21,774	$16,452

8.	INVESTMENT AND OTHER INCOME (LOSS)

The Company’s investment and other income (loss) is comprised of the following:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011

Gain (loss) from investment in silver futures and FVTPL marketable securities	$6,216	$(1,671)
Interest income and other	499	641
	$6,715	$(1,030)

9.	EARNINGS PER SHARE

The calculations of basic and diluted earnings per share for the years ended December 31, 2012 and 2011 are based on the following:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Net earnings for the year	$88,898	$103,574

Weighted average number of shares on issue - basic	110,775,284	103,276,935
Adjustments for:
Share options	2,083,804	3,438,127
Warrants	-	652,988
Weighted average number of shares on issue - diluted (1)	112,859,088	107,368,050

Earnings per share - basic	$0.80	$1.00
Earnings per share - diluted	$0.79	$0.96

(1) Diluted weighted average number of shares does not include 919,645 (2011 - 42,500) anti-dilutive options and 329,377 (2011 - nil) anti-dilutive warrants.

Notes Page 14

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

10.	TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2012	December 31, 2011
Trade receivables	$6,637	$6,269
Value added taxes and other taxes recoverable	12,285	8,872
Loan receivable from supplier and other	676	452
	$19,598	$15,593

The Company does not hold any collateral for any receivable amounts outstanding at December 31, 2012 and December 31, 2011. Trade and other receivables include $0.6 million (December 31, 2011 - $0.6 million) in value added taxes (“VAT”) recoverable that have been outstanding for more than one year. The Company expects full recovery of these amounts outstanding and therefore no impairment has been recorded against these receivables.

Trade and other receivables includes an allowance of $5.3 million related to VAT receivables acquired as part of the acquisition of Silvermex (see Note 30), which is pending outcome of various court trials with the Mexican tax authorities. No additional allowance was recorded by the Company during the year.

11.	INVENTORIES

	December 31, 2012	December 31, 2011
Finished product - doré and concentrates	$1,982	$799
Work in process	4,135	4,027
Stockpile	2,558	409
Materials and supplies	14,791	8,934
Silver coins and bullion including in-process shipments	175	492
	$23,641	$14,661

The amount of inventories recognized as an expense during the year is equivalent to cost of sales for the year and no inventory write-downs were recorded or reversed during the years presented.

12.	OTHER FINANCIAL ASSETS

	December 31, 2012	December 31, 2011
Marketable securities - available for sale	$2,421	$4,865
Marketable securities - fair value through profit or loss	4,816	-
	$7,237	$4,865

As at December 31, 2012, the Company holds various investments designated as available for sale (“AFS”) marketable securities with total fair value of $2,421,000 (December 31, 2011 - $4,865,000) and cost of $4,484,000 (December 31, 2011 - $3,713,000). During 2012, the Company sold certain of its AFS marketable securities and realized a gain of $5,000 (2011 - $nil). Changes in fair value on AFS marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. Based on management’s assessment, there was no impairment on the Company’s AFS marketable securities as at December 31, 2012.

As at December 31, 2012, the Company held 400,000 units of Sprott Physical Silver Trust (PSLV) with fair value of $4,816,000, which were acquired at a cost of $13.20 per unit. These trust units are classified as FVTPL marketable securities, with changes in fair value recorded through profit or loss. During the year ended December 31, 2012, the Company recognized a gain of $39,000 (2011 - $nil) related to its FVTPL marketable securities.

Notes Page 15

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

12.	OTHER FINANCIAL ASSETS (continued)

During the year ended December 31, 2012, the Company also incurred a gain of $6,172,000 (2011 – loss of $1,671,000) related to investment in silver futures, recognized in investment and other income.

13.	PREPAIDS EXPENSES AND OTHER

The Company's prepaid expenses and other are comprised of:

	December 31, 2012	December 31, 2011
Prepayments to suppliers and contractors	$1,505	$1,138
Deposits	681	397
	$2,186	$1,535

14.	MINING INTERESTS

The Company’s mining interest is composed of the following:

	December 31, 2012	December 31, 2011
Producing properties	$196,057	$91,116
Exploration properties (non-depletable)	176,884	66,749
	$372,941	$157,865

Producing properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra
Producing properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Total
Cost
At December 31, 2010	$17,512	$27,452	$38,337	$-	$83,301
Additions	8,305	15,869	3,571	-	27,745
Change in decommissioning liabilities	(25)	(525)	164	-	(386)
Transfer from exploration properties	1,472	4,394	5	-	5,871
At December 31, 2011	$27,264	$47,190	$42,077	$-	$116,531
Acquired from Silvermex (Note 30)	-	-	-	47,188	47,188
Additions	13,523	35,476	5,171	4,191	58,361
Change in decommissioning liabilities	566	253	(583)	(728)	(492)
Transfer from exploration properties	3,884	858	1,913	-	6,655
At December 31, 2012	$45,237	$83,777	$48,578	$50,651	$228,243

Accumulated depletion and amortization
At December 31, 2010	$(4,200)	$(3,829)	$(12,531)	$-	$(20,560)
Depletion and amortization	(1,840)	(1,573)	(1,442)	-	(4,855)
At December 31, 2011	$(6,040)	$(5,402)	$(13,973)	$-	$(25,415)
Depletion and amortization	(1,586)	(2,654)	(2,066)	(465)	(6,771)
At December 31, 2012	$(7,626)	$(8,056)	$(16,039)	$(465)	$(32,186)

Carrying values
At December 31, 2011	$21,224	$41,788	$28,104	$-	$91,116
At December 31, 2012	$37,611	$75,721	$32,539	$50,186	$196,057

Notes Page 16

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

Exploration properties are allocated as follows:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz	Other
Exploration properties	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Properties(1)	Total
Cost
At December 31, 2010	$2,935	$7,790	$15,432	$-	$11,640	$19,122	$-	$56,919
Exploration and evaluation expenditures	2,057	2,274	3,008	-	10,472	1,242	-	19,053
Proceeds from option payment (h)	-	-	(3,400)	-	-	-	-	(3,400)
Change in decommissioning liabilities	-	-	-	-	-	48	-	48
Transfer to producing properties	(1,472)	(4,394)	(5)	-	-	-	-	(5,871)
At December 31, 2011	$3,520	$5,670	$15,035	$-	$22,112	$20,412	$-	$66,749
Acquired from Silvermex (Note 30)	-	-	-	53,000	-	-	18,100	71,100
Exploration and evaluation expenditures	3,429	4,143	6,435	2,054	26,171	2,434	417	45,083
Proceeds from option payment (h)	-	-	(440)	-	-	-	-	(440)
Change in decommissioning liabilities	-	-	-	-	938	109	-	1,047
Transfer to producing properties	(3,884)	(858)	(1,913)	-	-	-	-	(6,655)
At December 31, 2012	$3,065	$8,955	$19,117	$55,054	$49,221	$22,955	$18,517	$176,884

(1) Other exploration properties consist of Plomosas Silver Project, Peñasco Quemado Silver Project, La Frazada Silver Project and Los Lobos Silver Project acquired from Silvermex.

(a)	La Encantada Silver Mine, Coahuila State

The La Encantada Silver Mine is a producing underground mine located in northern State of Coahuila, Mexico, 708 kilometres north east of Torreon, Coahuila and is accessible via a 1.5 hour flight from Torreon. The La Encantada Silver Mine consists of a 4,000 tonnes per day (“tpd”) cyanidation plant which achieved commercial production on April 1, 2010, a 1,000 tpd flotation plant (currently in care-and-maintenance), a village with 180 houses as well as administrative offices, laboratory, general store, hospital, schools, church, airstrip and all the infrastructure required for such an operation. The mine is comprised of 4,076 hectares of mining rights and surface land ownership of 1,343 hectares. The closest town, Muzquiz, is 225 km away via mostly paved road. The Company owns 100% of the La Encantada Silver Mine.

(b)	La Parrilla Silver Mine, Durango State

The La Parrilla Silver Mine, located approximately 65 kilometres southeast of the city of Durango, Durango State, Mexico, is a group of producing underground operations consisting of the Rosarios / La Rosa and La Blanca mines which are inter-connected through underground workings, and the San Marcos and the Quebradillas mines which are connected via gravel road ways. La Parrilla includes a 2,000 tpd processing plant consisting of the new 1,000 tpd cyanidation and 1,000 tpd flotation circuits, buildings, offices and associated infrastructure. The Company owns 100% of the La Parrilla Silver Mine.

There is a net smelter royalty (“NSR”) agreement of 1.5% of sales revenue associated with the Quebradillas Mine, with a maximum payable of $2.5 million. The Company has an option to purchase the NSR at any time for an amount of $2.0 million. For the year ended December 31, 2012, the Company paid royalties of $0.9 million (2011 - $0.4 million). As at December 31, 2012, total royalties paid to date for the Quebradillas NSR is $1.6 million.

(c)	San Martin Silver Mine, Jalisco State

The San Martin Silver Mine is a producing underground mine located adjacent to the town of San Martin de Bolaños, in the State of Jalisco, Mexico, 290 km north east of Guadalajara, Mexico, and is owned 100% by the Company. The mine comprises approximately 7,841 hectares of mineral rights, 1,300 hectares of surface rights surrounding the mine, and another 104 hectares of surface rights where the 950 tpd cyanidation plant, mine buildings, offices and related infrastructure.

Notes Page 17

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

	(d)	La Guitarra Silver Mine, State of Mexico

The La Guitarra Silver Mine was acquired through the acquisition of Silvermex (see Note 30) in July 2012. The La Guitarra mine is the Company’s fourth producing asset in Mexico and is 100% owned by the Company.

The La Guitarra Silver Mine is located in the Temascaltepec Mining District in the State of Mexico, near Toluca, Mexico and approximately 130 kilometres south west from Mexico City. The 100% owned mine covers 39,714 hectares of mining claims within the Temascaltepec Mining District. The La Guitarra mine consists of two underground operation centers and a flotation mill with a capacity of 350 tpd.

	(e)	Del Toro Silver Mine, Zacatecas State

The Del Toro Silver Mine is located 60 km to the southeast of the Company’s La Parrilla Silver Mine and consists of 405 contiguous hectares of mining claims, including the Dolores area, plus an additional 129 hectares of surface rights covering the area surrounding the San Juan mine. The Del Toro operation represents the consolidation of two old silver mines, the Perseverancia and San Juan mines, which are approximately one kilometre apart. Del Toro was previously an operating division of the Company’s First Majestic Plata, S.A. de C.V. subsidiary. During the second quarter of 2012, assets of Del Toro were transferred into a newly formed subsidiary, First Majestic Del Toro, S.A. de C.V., to better isolate its operating results from the La Parrilla Mine as the plant begins production in 2013. First Majestic owns 100% of the Del Toro Silver Mine.

	(f)	La Luz Silver Project, San Luis Potosi State

The La Luz Silver Project, is located 25 km west of the town of Matehuala in San Luis Potosi State, Mexico, near the village of Real de Catorce and was acquired in November 2009, through the acquisition of Normabec Mining Resources Ltd. ("Normabec"). The Company owns 100% of the La Luz Silver Project and all of the associated mining claims of what was historically known as the Santa Ana mine and consists of 36 mining concessions covering 4,977 hectares.

	(g)	Plomosas Silver Project, State of Sinaloa

The Plomosas Silver Project (formerly known as Rosario) was acquired through the acquisition of Silvermex (see Note 30) in July 2012. Plomosas has a total of 16,279 hectares of mining concessions in southeast State of Sinaloa, Mexico. The mining concession consolidates two past producing mines: Plomosas and San Juan. Extensive infrastructure is in place at Plomosas, including a fully functional mining camp facility at the Plomosas mine. Facilities and infrastructure at Plomosas include a 20 year surface rights agreement in good standing, a 30 year water use permit, tailings dam, 60 km of 33 kilowatt power line, 120 person camp, infirmary, offices, shops and warehouses, and assay lab.

	(h)	Jalisco Group of Properties, Jalisco State

The Company also owns the Jalisco Group of Properties which consist of 5,240 hectares of mining claims in Jalisco State, Mexico. On April 15, 2011, a definitive agreement was entered into with Sonora Resources Corp. (the “Optionee”) whereby the Optionee has an option to acquire up to 90% in the Jalisco Group of Properties (the “Properties”) located in Jalisco State, Mexico. The Optionee issued 10 million shares of common stock with a fair value of $3.4 million to the Company and is committed to spend $3 million over the first three years to earn a 50% interest and $5 million over five years to earn a 70% interest. In order to obtain a 90% interest, the Optionee is required to complete a bankable feasibility study within seven years. First Majestic will retain a 10% free carried interest and a 2.375% NSR. The fair value of common shares received from the Optionee was recorded in other financial assets with a corresponding reduction in the carrying value of the San Martin mining interests.

Notes Page 18

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

14.	MINING INTERESTS (continued)

(h) Jalisco Group of Properties, Jalisco State (continued)

In May 2012, the Company received an additional two million common shares of the Optionee, valued at $0.4 million as a result of their failure to file a registration statement qualifying the original 10 million shares of common stock issued for free trading. The fair value of the common shares received from the Optionee was recorded as a reduction in the carrying value of mining interest in the second quarter of 2012.

(i) Other Exploration Properties

With the acquisition of Silvermex (see Note 30), the Company also acquired a number of exploration stage properties in Mexico, including the Peñasco Quemado Silver Project in the State of Sonora, the La Frazada Silver Project in the State of Nayarit and the Los Lobos Silver Project in the State of Sonora.

15.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are composed of the following:

	Land and	Machinery and	Assets under
	Buildings	Equipment	Construction	Other	Total
Cost
At December 31, 2010	$14,953	$67,032	$2,731	$2,078	$86,794
Additions	5,722	25,066	34,671	1,675	67,134
At December 31, 2011	$20,675	$92,098	$37,402	$3,753	$153,928
Acquired from Silvermex (Note 30)	2,126	6,724	1,710	267	10,827
Additions	17,151	19,243	59,318	3,615	99,327
Transfers	6,876	28,336	(35,212)	-	-
At December 31, 2012	$46,828	$146,401	$63,218	$7,635	$264,082

Accumulated depreciation and amortization
At December 31, 2010	$(3,485)	$(9,801)	$-	$(1,125)	$(14,411)
Depreciation and amortization	(1,846)	(7,501)	-	(1,130)	(10,477)
At December 31, 2011	$(5,331)	$(17,302)	$-	$(2,255)	$(24,888)
Depreciation and amortization	(4,446)	(13,246)	-	(1,290)	(18,982)
At December 31, 2012	$(9,777)	$(30,548)	$-	$(3,545)	$(43,870)

Carrying values
At December 31, 2011	$15,344	$74,796	$37,402	$1,498	$129,040
At December 31, 2012	$37,051	$115,853	$63,218	$4,090	$220,212

(1) Included in land and buildings is $5,393,000 (2011 - $4,181,000) of land properties which are not subject to depreciation.
(2) Included in property, plant and equipment is $26,780,000 (2011 - $14,789,000) of equipment under finance lease.

Notes Page 19

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

15.	PROPERTY, PLANT AND EQUIPMENT (continued)

Mining assets, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated as follow:

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Corporate	Total
Cost
At December 31, 2010	$51,788	$19,546	$11,068	$-	$1,944	$1,357	$1,091	$86,794
Additions	13,949	37,808	8,215	-	5,061	1,316	785	67,134
At December 31, 2011	$65,737	$57,354	$19,283	$-	$7,005	$2,673	$1,876	$153,928
Acquired from Silvermex (Note 30)	-	-	-	9,352	-	-	1,475	10,827
Additions	16,330	21,018	7,404	1,446	48,058	853	4,218	99,327
At December 31, 2012	$82,067	$78,372	$26,687	$10,798	$55,063	$3,526	$7,569	$264,082

Accumulated depreciation and amortization
At December 31, 2010	$(4,224)	$(5,539)	$(4,006)	$-	$-	$(37)	$(605)	$(14,411)
Depreciation and amortization	(6,385)	(2,846)	(917)	-	-	(36)	(293)	(10,477)
At December 31, 2011	$(10,609)	$(8,385)	$(4,923)	$-	$-	$(73)	$(898)	$(24,888)
Depreciation and amortization	(7,944)	(7,538)	(1,933)	(997)	-	(23)	(547)	(18,982)
At December 31, 2012	$(18,553)	$(15,923)	$(6,856)	$(997)	$-	$(96)	$(1,445)	$(43,870)

Carrying values
At December 31, 2011	$55,128	$48,969	$14,360	$-	$7,005	$2,600	$978	$129,040
At December 31, 2012	$63,514	$62,449	$19,831	$9,801	$55,063	$3,430	$6,124	$220,212

In 2011, the Company pledged certain properties of the San Martin Mine as guarantees as part of its tax appeal process (see Note 29).

16.	DEPOSITS ON LONG-TERM ASSETS

The Company’s deposits on long-term assets are comprised of the following:

	December 31, 2012	December 31, 2011
Deposits on equipment	$9,191	$6,006
Deposits on equipment under finance leases	231	2,812
Deposits on services	329	1,686
	$9,751	$10,504

17.	TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate office expenses. The normal credit period for these purchases is between 30 to 90 days.

Trade payables and accrued liabilities are comprised of the following items:

	December 31, 2012	December 31, 2011
Trade payables	$20,827	$6,512
Accrued liabilities	16,512	15,903
Unearned revenue	59	18
	$37,398	$22,433

Notes Page 20

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

18.	LEASE OBLIGATIONS

The Company has entered into leases for various mining and plant equipment. These leases have terms of 36 to 48 months with interest rates ranging from 6.9% to 9.1%. Assets under finance leases are pledged as security against the lease obligation.

The following is a schedule of future minimum lease payments under the finance leases:

	December 31, 2012	December 31, 2011
Less than one year	$10,233	$5,238
More than one year but not more than five years	15,232	10,795
	25,465	16,033
Less: future finance charges	(2,487)	(1,939)
Present value of minimum lease payments	$22,978	$14,094
Included in the financial statements as:
Current portion of lease obligations	8,793	4,269
Lease obligations	14,185	9,825
Present value of minimum lease payments	$22,978	$14,094

19.	DEBT FACILITIES

	(a)	Bank of America Merrill Lynch Prepayment Facility

In December 2012, the Company entered into a $50.0 million prepayment facility agreement with Bank of America Merrill Lynch (“BAML”). Under the terms of the agreement, the Company received $50.0 million from BAML as advance against a portion of the Company’s lead and zinc concentrate production for a period of 36 months commencing in July 2013. The prepayment facility bears an annual interest rate of LIBOR plus 3.5%. Principal and interest is payable monthly based on pre-determined amounts of lead and zinc production at fixed forward prices. A total of 12,158 metric tonnes of lead and 13,176 metric tonnes of zinc will be delivered over the 36 months period. Under the prepayment facility agreement, the Company is required to limit the aggregate amount of debt below $75.0 million, excluding finance leases, which should also not exceed $75.0 million.

The prepayment facility is classified as FVTPL financial liabilities and is recorded at fair market value, based on the forward market price of lead and zinc and discounted at an effective interest rate of 6.7%. As at December 31, 2012, the fair value of the prepayment facility was $50,403,000, of which $6,162,000 was classified as short-term and $44,241,000 was classified as long-term.

During the year ended December 31, 2012, the Company recorded a fair value adjustment loss of $403,000 as finance costs in relation to the prepayment facility.

	(b)	Aurcana Debt

Pursuant to the acquisition of Silvermex (see Note 30), the Company assumed a $1.0 million non-interest bearing debt of Silvermex payable to Aurcana Corporation. $0.5 million of this amount was due and paid by the Company in July 2012. The remaining $0.5 million is due on January 9, 2013, and was fully paid by the Company subsequent to year end.

Notes Page 21

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

20.	DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental rehabilitation has been estimated based on the Company’s interpretation of current regulatory requirements and is recognized at the present value of such costs.

	La Encantada	La Parrilla	San Martin	La Guitarra	Del Toro	La Luz
At December 31, 2012	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Mine	Silver Project	Total
Anticipated settlement date	2021	2033	2033	2025	2023	2029
Undiscounted value of estimated cash flow	$3,382	$2,415	$2,420	$1,363	$1,001	$964	$11,545
Estimated mine life (years)	9	21	21	13	11	17
Discount rate	5.8%	6.8%	6.8%	6.1%	5.8%	6.6%

Balance at December 31, 2010	$2,473	$1,862	$1,924	$-	$-	$536	$6,795
Movements during the period:
Change in rehabilitation provision	(25)	(525)	164	-	-	48	(338)
Interest or accretion expense	172	126	137	-	-	-	435
Interest or accretion expense capitalized	-	-	-	-	-	41	41
Foreign exchange gain	(301)	(215)	(228)	-	-	(66)	(810)
Balance at December 31, 2011	$2,319	$1,248	$1,997	$-	$-	$559	$6,123

Movements during the period:
Acquired from Silvermex (Note 30)	-	-	-	1,939	-	-	1,939
Change in rehabilitation provision	566	253	(583)	(728)	938	109	555
Interest or accretion expense	165	106	134	67	-	-	472
Interest or accretion expense capitalized	-	-	-	-	-	46	46
Foreign exchange loss	175	94	150	88	-	49	556
Balance at December 31, 2012	$3,225	$1,701	$1,698	$1,366	$938	$763	$9,691

The present value of the reclamation liabilities may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Changes in estimate of reclamation liabilities are recorded against mining interests.

Notes Page 22

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined statutory tax rate to the income tax expense for the years ended December 31, 2012 and 2011.

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Net earnings before tax	$110,989	$137,537
Combined statutory tax rate	25.00%	26.50%
Income tax expense computed at statutory tax rate	$27,747	$36,447
Reconciling items:
Non-deductible expenses	3,843	2,083
Impact of inflationary adjustments	(1,435)	280
Effect of different foreign statutory tax rates on earnings of subsidiaries	(9,979)	472
Impact of foreign exchange on deferred income tax assets and liabilities	1,563	(786)
Deductible stock option benefits	(897)	(4,730)
Change in unrecognized deferred income tax asset	788	295
Other	461	(98)
Income tax expense	$22,091	$33,963
Effective tax rate	20%	25%

Current income tax expense	$4,429	$10,920
Deferred income tax expense	17,662	23,043
Income tax expense	$22,091	$33,963

The Canadian federal corporate tax rate decreased from 16.5% to 15.0% in 2012, resulting in a decrease in the Company’s statutory tax rate from 26.5% to 25.0% .

For the year ended December 31, 2012, the effective income tax rate on earnings from operations of 20% (2011 –25%) was lower than the combined corporate statutory tax rate primarily due to the Company’s ability to take advantage of lower tax rates and differing tax rules applicable to certain of the Company’s metal marketing, operating and financing subsidiaries outside of Canada and Mexico. The tax provision on earnings is computed after taking account of intercompany transactions such as interest on loans, sales, other charges and credits among subsidiaries resulting from their capital structure as well as from the various jurisdictions in which operations and assets are owned. For these reasons, the effective tax rate differs from the combined corporate statutory rate in Canada. The Company’s effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which the Company operates.

Notes Page 23

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	INCOME TAXES (continued)

The movement in deferred tax assets and deferred tax liabilities is shown below:

			Deductible		Deferred tax
		Share issue	stock option		asset not
Deferred tax assets	Losses	costs	benefits	Provisions	recognized	Total
At December 31, 2010	$11,585	$968	$-	$2,112	$(488)	$14,177
(Expense) benefit to income statement	(4,998)	(522)	701	5,656	(305)	532
Benefit to equity	-	-	1,439	-	-	1,439
At December 31, 2011	$6,587	$446	$2,140	$7,768	$(793)	$16,148
(Expense) benefit to income statement	9,608	(39)	(116)	(2,433)	(1,158)	5,862
Expense to equity	-	-	(1,121)	-	-	(1,121)
Acquisition of Silvermex (Note 30)	14,452	-	-	854	(5,998)	9,308
At December 31, 2012	$30,647	$407	$903	$6,189	$(7,949)	$30,197
Deferred tax liabilities				Property, plant and equipment and mining interests	Other	Total
At December 31, 2010				$33,433	$(250)	$33,183
Expense (benefit) to income statement				23,927	(396)	23,531
At December 31, 2011				$57,360	$(646)	$56,714
Expense to income statement				19,760	3,851	23,611
Acquisition of Silvermex (Note 30)				31,002	410	31,412
At December 31, 2012				$108,122	$3,615	$111,737

Deferred tax liabilities, net
At December 31, 2011						$40,566
At December 31, 2012						$81,540

Deferred tax assets are recognized for tax losses to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon numerous factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. At December 31, 2012, the Company did not recognize the deferred tax assets shown below:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Non-capital losses	6,968	235
Capital losses	415	-
Unrealized foreign exchange	566	558
Total	$7,949	$793

Notes Page 24

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

21.	INCOME TAXES (continued)

As at December 31, 2012, the Company has available net capital losses of $2.0 million for Canadian income tax purposes that may be carried forward indefinitely to reduce taxable capital gains in future years. The Company has available Canadian and Mexican non-capital tax losses, which if not utilized will expire as follows:

	Canadian	Mexican
Year of expiry	non-capital losses	non-capital losses	Total
2014	$-	$2,190	$2,190
2016	-	5,042	5,042
2017	-	17,517	17,517
2018	-	16,157	16,157
2019	-	2,055	2,055
2020	-	327	327
2021	-	5,098	5,098
2022	-	21,885	21,885
2024	266	-	266
2025	1,665	-	1,665
2026	1,472	-	1,472
2027	8,052	-	8,052
2028	4,573	-	4,573
2030	3,558	-	3,558
2031	5,476	-	5,476
2032	8,880	-	8,880
Total	$33,942	$70,271	$104,213

22.	SHARE CAPITAL

	(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is as follows:

	Shares	Amount
Balance at December 31, 2010	97,560,417	$239,770
Shares issued for:
Exercise of options	2,449,750	10,428
Exercise of warrants	5,118,093	17,943
Conversion of shares to be issued (Note 22(d))	7,112	-
Transfer of equity reserve upon exercise of options and warrants	-	5,163
Balance at December 31, 2011	105,135,372	$273,304
Shares issued for:
Acquisition of Silvermex Resources Inc. (Note 30)	9,451,641	136,317
Exercise of options	2,174,250	10,609
Conversion of shares to be issued (Note 22(d))	250	-
Returned to treasury (Note 22(e))	(4,673)	(16)
Expiry of shares to be issued (Note 22(d))	'-'	(209)
Transfer of equity reserve upon exercise of options	-	3,953
Balance at December 31, 2012	116,756,840	$423,958

Notes Page 25

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22.	SHARE CAPITAL (continued)

	(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted prior to May 19, 2011 are subject to vesting with 25% vesting upon issuance and 25% vesting each six months thereafter. All stock options granted thereafter are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes the information about stock options outstanding and exercisable at December 31, 2012:

	Options Outstanding			Options Exercisable
		Weighted	Weighted		Weighted	Weighted
		Average	Average		Average	Average
	Number of	Exercise Price	Remaining Life	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Options	(CAD$/Share)	(Years)	Options	(CAD$/Share)	(Years)
2.01 - 3.00	180,000	2.03	1.35	180,000	2.03	1.35
3.01 - 4.00	512,500	3.64	0.92	512,500	3.64	0.92
4.01 - 5.00	100,000	4.04	0.61	100,000	4.04	0.61
10.01 - 22.45	3,811,020	16.94	3.61	1,406,625	13.55	2.37
	4,603,520	14.59	3.16	2,199,125	9.87	1.87

As of December 31, 2012, incentive stock options represent 4% (December 31, 2011 - 5%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2012 and December 31, 2011 were $22.6 million and $40.1 million, respectively.

The changes in stock options issued during the years ended December 31, 2012 and 2011 are as follows:

	Year Ended		Year Ended
	December 31, 2012		December 31, 2011
		Weighted Average		Weighted Average
		Exercise Price		Exercise Price
	Number of Options	(CAD$/Share)	Number of Options	(CAD$/Share)
Balance, beginning of the year	4,934,375	8.31	6,464,875	5.61
Granted	2,039,645	19.59	939,500	16.13
Exercised	(2,174,250)	4.83	(2,449,750)	4.15
Cancelled or expired	(196,250)	16.88	(20,250)	12.44
Balance, end of the year	4,603,520	14.59	4,934,375	8.31

The weighted average closing share price at date of exercise for the year ended December 31, 2012 was CAD$20.36 (2011 - CAD$19.02).

The aggregate fair value of stock options granted during the year ended December 31, 2012 was $16,682,000 (2011 – $7,980,000).

Notes Page 26

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22.	SHARE CAPITAL (continued)

	(b)	Stock options (continued)

The weighted average fair value of employee stock options granted during the year ended December 31, 2012 was $8.28 (2011 - $8.40) and was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Average risk-free interest rate (%)	1.24	1.25
Expected life (years)	3.38	3.36
Expected volatility (%)	62.75	75.63
Expected dividend yield (%)	-	-
Forfeiture rate (%)	5.00	5.00

The expected volatility assumption is based on the historical and implied volatility of the Company’s Canadian dollar common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on yield curves on Canadian government zero-coupon bonds with a remaining term equal to the stock options’ expected life.

(c)	Share purchase warrants

The following table summarizes the information about share purchase warrants outstanding and exercisable at December 31, 2012:

Warrants Outstanding and Exercisable
		Weighted Average	Weighted Average
	Number of	Exercise Price	Remaining Life
Exercise prices (CAD$)	Warrants	(CAD$/Share)	(Years)
25.36	329,377	25.36	0.96

The changes in share purchase warrants during the years ended December 31, 2012 and 2011 are as follows:

	Year Ended		Year Ended
	December 31, 2012		December 31, 2011
		Weighted Average		Weighted Average
	Number of	Exercise Price	Number of	Exercise Price
	Warrants	(CAD$/Share)	Warrants	(CAD$/Share)
Balance, beginning of the year	-	-	5,142,277	3.44
Issued	338,295	25.22	-	-
Exercised	-	-	(5,118,093)	3.44
Cancelled or expired	(8,918)	20.00	(24,184)	3.50
Balance, end of the year	329,377	25.36	-	-

Notes Page 27

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

22.	SHARE CAPITAL (continued)

	(c)	Share purchase warrants (continued)

During the year ended December 31, 2012, as part of consideration for the acquisition of Silvermex, the Company issued 338,295 replacement warrants with an aggregate fair value of $646,000. No share purchase warrants were issued in the prior year.

The fair value of share purchase warrants issued is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Year Ended
December 31, 2012
Weighted average fair value at grant date ($)	1.93
Expected dividend yield (%)	-
Average risk-free interest rate (%)	1.05
Expected life (years)	1.43
Expected volatility (%)	62.10
Forfeiture rate (%)	-

(d)	Share capital to be issued

On June 5, 2006, pursuant to the acquisition of First Silver and the San Martin Silver Mine, First Majestic and First Silver entered into a business combination agreement whereby First Majestic acquired the 36.25% remaining minority interest in securities of First Silver resulting in First Silver becoming a wholly owned subsidiary of First Majestic.

Any certificate formerly representing First Silver shares not duly surrendered on or prior to September 14, 2012 ceased to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions against First Majestic or First Silver by any former First Silver shareholder. After such date, all First Majestic shares to which the former First Silver shareholder was entitled are deemed to have been cancelled.

At December 31, 2011, the prior shareholders of First Silver had yet to exchange 99,030 shares of First Silver, exchangeable for 49,515 shares of First Majestic. During the year ended December 31, 2012, 250 (2011 – 7,112) shares of First Majestic were redeemed and the remaining shares of First Silver, exchangeable for 49,265 shares of First Majestic, were deemed cancelled. As a result, the remaining value of shares to be issued of $209,000 was realized as other income during the current year.

(e)	Shares returned to treasury

In November 2009, the Company completed a plan of arrangement to acquire all of the issued and outstanding shares of Normabec Mining Resources Ltd. (“Normabec”). Holders of Normabec shares were entitled to receive 0.060425 First Majestic shares for each common share of Normabec within three years from the date of the acquisition. In December 2012, 4,673 First Majestic shares still were not redeemed by Normabec shareholders and were cancelled.

Notes Page 28

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

23.       EQUITY RESERVES

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011

Available for sale revaluation reserve (a)
Balance at beginning of year	$1,127	$18
(Loss) gain on available for sale securities	(3,212)	1,109
Balance at end of year	(2,085)	1,127
Share-based payments reserve (b)
Balance at beginning of year	27,394	25,170
Share-based payments recognized in profit and loss and related tax benefit	9,525	7,387
Share warrants issued (Note 22(c))	646	-
Reclassed to share capital for exercise of stock options and warrants	(3,953)	(5,163)
Balance at end of year	33,612	27,394
Foreign currency translation reserve (c)
Balance at beginning of year	(677)	621
Currency translation gain (loss)	369	(1,298)
Balance at end of year	(308)	(677)
Total equity reserves per statements of financial position	$31,219	$27,844

(a) The available for sale reserve principally records the fair value gains or losses related to available for sale financial instruments.
(b) The share-based payments reserve records the cumulative amount recognized under IFRS 2 in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company and related tax benefits of $1,121,000 (2011 – $1,438,000).
(c) The foreign currency translation reserve represents exchange differences arising on the translation of non-US dollar functional currency operations within the Company into the US dollar presentation currency.

24.	FINANCIAL INSTRUMENTS

	(a)	Capital risk management

The Company’s objective when managing capital is to maintain its ability to continue as a going concern while at the same time maximizing growth of its business and providing returns to its shareholders’ investments. The Company’s overall strategy with respect to capital risk management remains unchanged from the prior year ended December 31, 2011.

The capital of the Company consists of equity, comprising issued capital, share capital to be issued, equity reserves and retained earnings, debt facilities, net of cash and cash equivalents as follows:

	December 31, 2012	December 31, 2011
Equity	$593,525	$350,598
Debt and prepayment facilities	50,903	784
Less: cash and cash equivalents	(111,591)	(91,184)
	$532,837	$260,198

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Company’s Board of Directors.

Notes Page 29

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	FINANCIAL INSTRUMENTS (continued)

	(a)	Capital risk management (continued)

The Company’s investment policy is to invest its cash in highly liquid short term interest bearing investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenant under the BAML prepayment facility agreement (see Note 19(a)).

	(b)	Categories of financial instruments

	December 31, 2012		December 31, 2011
	Carrying	Fair	Carrying	Fair
	value	value	value	value
Financial assets
Loans and receivables
Cash and cash equivalents	$111,591	$111,591	$91,184	$91,184
Trade and other receivables	22,777	22,777	15,593	15,593
Fair value through profit or loss
Marketable securities	4,816	4,816	-	-
Available for sale
Marketable securities	2,421	2,421	4,865	4,865
Total financial assets	$141,605	$141,605	$111,642	$111,642

Financial liabilities
FVTPL
Prepayment facility	$50,403	$50,403	$-	$-
Derivative financial instruments	-	-	383	383
Other financial liabilities
Trade and other payables	37,398	37,398	22,433	22,433
Debt	500	500	784	784
Total financial liabilities	$88,301	$88,301	$23,600	$23,600

(c)	Fair value of financial instruments

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.
Level 2:	All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.
Level 3:	Inputs which have a significant effect on the fair value are not based on observable market data.

Notes Page 30

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	FINANCIAL INSTRUMENTS (continued)

(c)	Fair value of financial instruments (continued)

	December 31, 2012
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	7,237	-	-	7,237

Financial liabilities
Prepayment facility (2)	-	50,403	-	50,403

	December 31, 2011
	Level 1	Level 2	Level 3	Total
Financial assets
Marketable securities (1)	4,865	-	-	4,865

Financial liabilities
Derivative financial instruments (1)	383	-	-	383

(1) Derivative financial instruments and marketable securities are valued based on unadjusted quoted prices for identical assets in an active market obtained from securities exchanges.

(2) The prepayment facility is valued based on the market value of lead and zinc to be delivered, determined using forward price curve of the respective metals, discounted at market discount rate.

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2012 and 2011.

(d)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

	i)	Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business and value added tax and other receivables. The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international organizations. Additionally, silver-lead concentrates and related base metal by-products are sold primarily through one international organization with a good credit rating. Payments of receivables are scheduled, routine and received within 60 days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is not significant. The Company has a Mexican value added tax receivable of $13.9 million as at December 31, 2012 (2011 - $8.7 million), of which $0.6 million (2011 - $0.6 million) have been outstanding for more than one year. The Company is proceeding through a review process with Mexican tax authorities, but the Company expects to fully recover these amounts. In addition, as part of the acquisition of Silvermex (see Note 30), the Company acquired $5.3 million in VAT receivables that were fully offset by a provision. The recoverability of these VAT receivables is pending outcome of various court trials with Mexican tax authority.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. The Company believes it is not exposed to significant credit risk and overall, the Company’s credit risk has not changed significantly from the prior year.

Notes Page 31

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	FINANCIAL INSTRUMENTS (continued)

	(d)	Financial risk management

ii) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and to support its expansion plans. As at December 31, 2012, the Company has outstanding trade payables of $20.8 million (December 31, 2011 - $6.5 million) which are generally payable in 90 days or less and accrued liabilities of $16.5 million (December 31, 2011 - $15.9 million) which are generally payable within 12 months. The Company believes it has sufficient cash on hand to meet operating requirements as they arise for at least the next 12 months.

The Company’s liabilities and commitments have maturities which are summarized below:

	Payments Due By Period
	Total	Less than	1 to 3	4 to 5	After 5
		1 year	years	years	years
Trade and other payables	$37,398	$37,398	$-	$-	$-
Debt facilities	50,903	6,662	33,556	10,685	-
Finance lease obligations	25,465	10,233	13,514	1,718	-
Decommissioning liabilities	11,545	-	-	-	11,545
Total Obligations	$125,311	$54,293	$47,070	$12,403	$11,545

iii) Currency Risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuations include Canadian dollar and Mexican peso denominated assets and liabilities. The sensitivity of the Company’s net earnings and other comprehensive income due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

				December 31, 2012		December 31, 2011
				Net assets	Effect of +/- 10%	Net assets	Effect of +/- 10%
	Cash and cash	Trade and other	Trade and other	(liabilities)	change in	(liabilities)	change in
	equivalents	receivables	payables	exposure	currency	exposure	currency
Canadian dollar	$6,276	$752	$(2,027)	$5,001	$500	$40,787	$4,079
Mexican peso	3,522	11,936	(22,695)	(7,237)	(724)	(7,433)	(549)
	$9,798	$12,688	$(24,722)	$(2,236)	$(224)	$33,354	$3,530

iv) Commodity Price Risk

Commodity price risk is the risk that movements in the spot price of silver have a direct and immediate impact on the Company’s income or the value of its related financial instruments. The Company also derives by-product revenue from the sale of gold, zinc, lead and iron ore, which accounts for less than 10% of the Company’s gross revenue. The Company’s sales are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company has a forward sales agreement to sell a portion of the Company’s zinc and lead production at a fixed price over a 36 months period commencing July 2013. The Company does not use derivative instruments to hedge its commodity price risk to silver.

Notes Page 32

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

24.	FINANCIAL INSTRUMENTS (continued)

(d)	Financial risk management (continued)

iv) Commodity Price Risk (continued)

As at December 31, 2012, a 10% increase or decrease of metal prices at December 31, 2012 would have the following impact on net earnings:

			December 31, 2012
				Effect of +/-
				10% change in
	Silver	Lead	Zinc	metal prices
Metals subject to provisional price adjustments	$706	$95	$24	$825
Prepayment facility	-	(2,821)	(2,725)	(5,546)
	$706	$(2,726)	$(2,701)	$(4,721)

v) Interest Rate Risk

The Company is exposed to interest rate risk on its short term investments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time. As at December 31, 2012, with the exception of finance leases, which have fixed interest rates, the Company’s exposure to interest bearing liabilities is limited to its debt facilities.

Based on the Company’s interest rate exposure at December 31, 2012, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings.

25.	SUBSIDIARIES AND ASSOCIATES

Details of the Company’s significant subsidiaries at December 31, 2012 are as follows:

		Place of incorporation and
Name of subsidiary	Principal activity	operation	% Ownership
First Majestic Silver Corp.	Holding company and silver sales	Canada	100%
First Silver Reserve Inc.	Holding company	Canada	100%
Silvermex Resources Inc.	Holding company	Canada	100%
Silver One Mining Corp.	Holding company	Canada	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%
First Majestic Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Minera El Pilón, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Encantada, S.A. de C.V.	Silver mining company	Mexico	100%
First Majestic Del Toro, S.A. de C.V.	Silver mining company	Mexico	100%
La Guitarra Compañia Minera, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Real Bonanza, S.A. de C.V.	Silver mining company	Mexico	100%
Minera La Rastra, S.A. de C.V.	Silver mining company	Mexico	100%
Minera Terra Plata, S.A. de C.V.	Silver mining company	Mexico	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%
Servicios para La Industria Minera, S.A. de. C.V.	Service company	Mexico	100%
Servicios Minero-Metalúrgicos Industriales S.A. de C.V.	Service company	Mexico	100%
Administración y Servicios Integrales ASI, S.A. de C.V.	Service company	Mexico	100%
Mantenimiento Central Para Equipo Minero, S.A. de C.V.	Service company	Mexico	100%
0915623 B.C. Ltd.	Holding company	Canada	100%
0957445 B.C. Ltd.	Holding company	Canada	100%
FMS Investment Cooperatië UA	Investment company	Netherlands	100%
FMS Investco B.V.	Investment company	Netherlands	100%
FMS Trading AG	Silver trading company	Switzerland	100%
FMS Capital AG	Treasury company	Switzerland	100%

Notes Page 33

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

26.	KEY MANAGEMENT PERSONNEL COMPENSATION

Key management personnel include the members of the Board of Directors and officers of the Company, who have the authority and responsibility for planning, directing and controlling the activities of the Company. The remuneration of directors and officers was as follows:

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Salaries, bonuses, fees and benefits
Members of the Board of Directors	$598	$347
Other members of key management	2,788	2,150
Share-based payments
Members of the Board of Directors	480	1,031
Other members of key management	4,664	1,978
	$8,530	$5,506

27.	SUPPLEMENTAL CASH FLOW INFORMATION

	Year Ended	Year Ended
	December 31, 2012	December 31, 2011
Net change in non-cash working capital items:
Increase in trade and other receivables	$(6,482)	$(7,794)
Increase in inventories	(5,835)	(6,010)
Increase in prepaid expenses and other	(489)	(3,637)
Decrease (increase) in net taxes receivable	13,103	(1,556)
Increase in trade and other payables	977	5,294
	$1,274	$(13,703)

Non-cash investing and financing activities:
Shares issued for acquisition of Silvermex (Note 30)	$136,317	$-
Warrants issued for acquisition of Silvermex (Note 30)	646	-
Transfer of share-based payments reserve upon exercise of options and warrants	3,953	5,163
Assets acquired by finance lease	(10,071)	(10,909)

28.	VENDOR LIABILITY AND INTEREST

In May 2006, First Majestic acquired a controlling interest in First Silver for $50,776,000. The purchase price was payable to the seller (the “Seller”) in three instalments (“the Agreement”). The first instalment of $25,388,000, for 50% of the purchase price, was paid upon closing on May 30, 2006. An additional 25% instalment of $12,694,000 was paid on May 30, 2007. The final 25% instalment of $12,694,000, together with accrued interest of $872,000 was paid into a trust account of the Company and First Silver in May 2008, and a Letter of Credit deposited in court, pending the outcome of the claims.

In November 2007, an action was commenced by the Company and First Silver against the Seller who was previously a director, President & Chief Executive Officer of First Silver. The Company and First Silver alleged that, while holding the positions of director, President and Chief Executive Officer, the Seller engaged in a course of deceitful and dishonest conduct in breach of his fiduciary and statutory duties owed to First Silver, which resulted in the Seller acquiring a mine which was First Silver’s right to acquire. These allegations are denied by the Seller but management believes that there are substantial grounds to this claim.

Notes Page 34

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

28.	VENDOR LIABILITY AND INTEREST (continued)

On March 14, 2008, the Seller filed a Counterclaim in the Action against the Company in which he claimed for unpaid amounts and interest arising out of the Agreement. As of July 16, 2009, the claimed unpaid amount, together with interest calculated at the contractual interest rate of 6% amounted to $14,160,000.

On July 16, 2009, an Order was granted by the Court, with the consent of all parties, under which the Seller obtained a judgment in the amount of $14,160,000. The Company agreed that $13,566,000 under the Letter of Credit would be paid into the Seller’s lawyer’s trust account (the “Trust Funds”) in partial satisfaction of the Judgment. The Consent Order requires that the Trust Funds be held pending the outcome of the Action. In his counterclaim, the Seller is also seeking, among other things, interest at 6% compounded annually and calculated daily on the Trust Funds and reimbursements of all costs and expenses, including his legal fees, incurred by the Seller in pursuing his claims against the Company. The trial commenced in the Supreme Court of British Columbia, Vancouver, British Columbia in April 2012 and adjourned in January 2013. The trials are now over and a court ruling is expected in the second half of 2013. The Consent Order does not affect the standing of the Company’s claims for relief against the Seller in the Action. The Trust Funds could potentially become accessible to the Company in the event of a favourable outcome to the litigation. However, the outcome of this litigation is not presently determinable and no amounts are recognized in the consolidated statement of financial position.

29.	CONTINGENT LIABILITIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company would accrue for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

During 2011, Minera El Pilón, S.A. de C.V., a subsidiary of the Company, received tax assessments from the Mexican tax authority Servicio de Administracion Tributaria (“SAT”) for fiscal years 2004 to 2007 relating to various tax treatments with a maximum potential remittance of approximately $5.8 million (75.7 million Mexican pesos). The tax reassessments for 2004 to 2006, totalling $2.5 million (32.3 million Mexican pesos) were pursued through tax court, pledged with certain properties of the San Martin mine as guarantees. In 2012, the Company successfully won 100% of its appeals for the 2004 and 2006 tax reassessments totalling $1.6 million (20.9 million Mexican pesos). Final resolution for the 2005 tax assessment of $0.9 million (11.4 million Mexican pesos) is expected in the first half of 2013. The Company is also currently defending the tax treatments amounting to $3.3 million (43.4 million Mexican pesos) related to the 2007 tax year regarding revenue and intercompany loan treatments via the administrative appeal process. The Company received a favourable resolution for the revenue treatment in February 2013, and SAT has cancelled $1.7 million (22.3 million Mexican pesos) of the 2007 re-assessment claim. The remaining balance of $1.6 million (21.1 million Mexican pesos) regarding the intercompany loan treatment is currently still in appeal and pending resolution through the Mexican tax courts. The Company believes it is probable that it will defend itself successfully in all claims and has not recorded a provision for any potential tax exposure relating to these assessments.

During 2010, La Guitarra Compañía Minera, S.A. de C.V. (“La Guitarra”), a newly acquired subsidiary of the Company, had a tax re-assessment from SAT for the fiscal year 2003 relating to ineligible VAT refunds and tax treatment of intercompany loans with a maximum potential exposure of $3.2 million (40.8 million Mexican pesos). The Company has posted cash as collateral (“Restricted Cash”) for a bond held with Servicio de Administracion Tributaria for $3.2 million (40.8 million Mexican pesos). During 2012, the Company received an initial judgment in favour of the Mexican tax authorities. This judgment is not considered a final legal ruling until the conclusion of the appeals mechanism. The Company has recorded a VAT payable of $3.2 million related to the tax assessment. Since the acquisition of La Guitarra in July 2012, First Majestic has filed each monthly VAT claim for the remainder of 2012, and has been pursuing a plan of filing all VAT refunds from 2007 to present day, which it believes will be completed by mid-2013. In January 2013, La Guitarra received its first VAT refund related to 2007 for $26,000 (338,000 Mexican Pesos).

Notes Page 35

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

30.	ACQUISITION OF SILVERMEX RESOURCES INC.

On July 3, 2012, the Company completed the plan of arrangement (the “Arrangement”) previously announced on April 3, 2012 to acquire all of the issued and outstanding common shares of Silvermex Resources Inc. Shareholders of Silvermex received 0.0355 First Majestic shares and CAD$0.0001 for each share of Silvermex. Pursuant to closing of the transaction, First Majestic issued 9,451,641 common shares, 338,295 replacement warrants and $26,000 in cash for the acquisition. The total consideration was valued at $137.0 million (CAD$138.7 million) at the acquisition date. Total transaction costs for the acquisition was $2.7 million which were expensed in the current year.

The acquisition strengthens First Majestic’s position, adding the La Guitarra Silver Mine as the Company’s fourth producing asset with additional growth potential. La Guitarra will further diversify production and cash flow across the Company’s robust portfolio of producing mines and development projects in Mexico.

Total consideration for the acquisition and purchase price allocation, in accordance with IFRS 3 - Business Combinations, are estimated as follows:

Consideration:
9,451,641 First Majestic common shares	$136,317
338,295 First Majestic replacement warrants (Note 22(c))	646
Cash paid (266.2 million Silvermex shares x CAD$0.0001 per share)	26
Total consideration	$136,989

Allocation of purchase price
Cash and cash equivalents	$11,380
Inventories	3,145
Mining interests	118,287
Property, plant and equipment	10,827
Goodwill	24,591
Deposit on long-term assets	482
Other net working capital	(7,665)
Decommissioning liabilities	(1,954)
Deferred tax liabilities, net	(22,104)
$136,989

Goodwill of $24,591,000 was recognized as a result of the requirement under IFRS to record deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Financial and operating results of Silvermex are included in the Company’s consolidated financial statements effective July 3, 2012. During the year ended December 31, 2012, the acquisition of Silvermex contributed revenues of $5,291,000 and loss of $459,000 to the Company’s net earnings.

Had the business combination been effected at January 1, 2012, revenues of the Company would have been $252,034,000 and earnings would have been $82,684,000 for the year ended December 31, 2012. Management considers these pro forma numbers to represent an approximate measure of the performance of the consolidated entity during the year.

Notes Page 36

First Majestic Silver Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(tabular amounts are expressed in thousands of United States dollars)

30.	ACQUISITION OF SILVERMEX RESOURCES INC. (continued)

In determining the pro forma revenue and net earnings had Silvermex been acquired at the beginning of the current year, management has:
•

Calculated depletion of mining interests acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amount recognized in the pre-acquisition financial statements;

	•	Capitalized certain development and exploration drilling costs in conformity with First Majestic’s accounting policies;
	•	Recognized the deferred income tax expense effect related to the above adjustments; and
	•	Excluded acquisition costs of the acquiree as a one-off transaction.

31.	SUBSEQUENT EVENTS

Subsequent to December 31, 2012:

a)

In December 2012, First Majestic entered into an arrangement agreement (“Orko Arrangement”) with Orko Silver Corp. (“Orko”) to acquire all of the issued and outstanding shares of Orko. On February 13, 2013, Orko declared that another company made a superior offer and, under the Orko Arrangement, First Majestic had five business days to match the superior offer. On February 19, 2013, First Majestic announced that it has elected not to match the superior offer. Upon the termination of the Orko Arrangement on February 20, 2013, First Majestic received an CAD$11.6 million termination fee from Orko;

	b)	1,415,000 options were granted with a weighted average exercise price of CAD$20.91 and expire in five years from the grant date;
	c)	210,400 options were exercised for gross proceeds of CAD$751,000; and
	d)	17,500 options were cancelled.

Pursuant to the above subsequent events, the Company has 116,967,240 common shares outstanding as at the date on which these consolidated financial statements were approved and authorized for issue by the Board of Directors.

32.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements of First Majestic Silver Corp. for the year ended December 31, 2012 were approved and authorized for issue by the Board of Directors on February 21, 2013.

Notes Page 37